Gary R. Henrie
Attorney at Law
486 W. 1360 N. Telephone:  801-310-1419
American Fork, UT  84003 E-mail:  grhlaw@hotmail.com

December 5, 2014

Via EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Washington, D.C. 20549

Re:           Growblox Sciences, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed November 18, 2014
File No. 333-198967

Dear Mr. Schwall:

As securities counsel to Growblox Sciences, Inc. (the “Company”), I have prepared this letter with management and the Company’s outside auditors in response to the staff’s comment letter dated November 24, 2014, regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1.  In response to the comment letter we have updated the financial statements through September 30, 2014 and made other changes to make the filing current with developments within the Company.

Very truly yours,

/s/ Gary R. Henrie

Gary R. Henrie
Securities Counsel to the Company